

March 2, 2012

<u>Via E-mail</u>
H. Samuel Lind
Vice President and Counsel
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

  **Re: Fifth Third Bancorp**
     **Preliminary Proxy Statement filed on Schedule 14A**
     **Filed February 27, 2012**
     **File No. 001-33653**

Dear Mr. Lind:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Company Proposal 2: Approval of Amendments to Articles of Incorporation and Code of Regulations to Implement a Majority Voting Standard for Uncontested Elections of Directors Unless Cumulative Voting is in Effect

1. We note that approval of Company Proposal 2 will result in a majority voting standard for uncontested elections of directors unless cumulative voting is in effect. We also note your statement, "A shareholder can implement cumulative voting 48 hours prior to an annual meeting by giving proper written notice to the Company." If accurate, please revise your disclosure to clarify that if a single shareholder provides notice to implement cumulative voting then the election will be determined by plurality voting.

2. Please expand your discussion to address the fact that shareholders who will vote by proxy, rather than attending the meeting, will not know whether the election will be

determined by plurality or majority voting when submitting their votes.  Your disclosure should discuss how this uncertainty may impact a shareholder's vote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director